Exhibit 99.1

PRESS RELEASE

Brookfield Business Partners Completes Acquisition of

Gas Station Business from Loblaw

Gas stations to be rebranded as Mobil

Brampton and Toronto, ON – (CNW/Marketwired) – July 17, 2017 – Loblaw Companies Limited (TSX: L) ("Loblaw") and Brookfield Business Partners L.P. (NYSE: BBU)(TSX: BBU.UN) ("Brookfield Business Partners") announced today that they have closed the previously announced acquisition whereby Brookfield Business Partners, and its institutional partners, will acquire Loblaw's gas station operations for a purchase price of approximately C$540 million.

The acquired gas station network is one of the largest in Canada and includes 213 retail gas stations and associated convenience kiosks adjacent to Loblaw-owned grocery stores across the country. The gas stations will be rebranded as Mobil as part of an agreement with Imperial Oil, marking the introduction of the Mobil fuel brand into Canada. The rebranding is expected to commence by early fall. The gas stations will continue to allow customers to collect PC® points through Loblaw’s PC Plus® loyalty program and by using PC Financial® products.

About Loblaw Companies Limited (TSX: L)

Loblaw Companies Limited is Canada’s food and pharmacy leader, the nation’s largest retailer, and the majority unitholder of Choice Properties Real Estate Investment Trust. Loblaw provides Canadians with grocery, pharmacy, health and beauty, apparel, general merchandise, banking, and wireless mobile products and services. Through the PC Plus® loyalty program, millions of Canadians are rewarded for shopping at Loblaw’s grocery stores and gas station network.

With more than 2,300 corporate, franchised and Associate-owned locations, Loblaw, its franchisees, and Associate owners employ approximately 195,000 full- and part-time employees, making it one of Canada’s largest private sector employers.

About Brookfield Business Partners LP (NYSE: BBU; TSX: BBU.UN)

Brookfield Business Partners is a business services and industrial company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Further information is available at http://bbu.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management, a leading global alternative asset manager with approximately $250 billion of assets under management. For more information, go to www.brookfield.com.

Media: Loblaw: Loblaw Public Relations pr@loblaw.ca Brookfield: Claire Holland Tel: (416) 369-8236 claire.holland@brookfield.com	Investors: Loblaw: Roy MacDonald 905-861-2243 roy.macdonald@loblaw.ca Brookfield: Courtney Jardine Tel: (416) 369-2629 courtney.jardine@brookfield.com

Loblaw cautionary statement regarding forward-looking statements and information: This Press Release contains forward-looking statements about Loblaw’s objectives, plans, goals and aspirations. Forward-looking statements in this Press Release include statements relating to Loblaw’s PC Plus™ loyalty program. These forward-looking statements reflect Loblaw’s current beliefs and assumptions, which are based on management’s perception of current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. Loblaw’s beliefs and assumptions are inherently subject to uncertainties and contingencies regarding future events and as such, are subject to change. Numerous risks and uncertainties, including risks and uncertainties not presently known to Loblaw, could cause Loblaw’s actual plans, as described in this Press Release, to differ materially from those expressed in the forward-looking statements, including, but not limited to, Loblaw’s ability to effectively manage its loyalty program, and changes in economic conditions. Loblaw can give no assurance that such beliefs and assumptions will prove to be correct. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect Loblaw’s expectations only as of the date of this Press Release. Loblaw disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Brookfield Business Partners cautionary statement regarding forward-looking statements and information: This Press Release contains "forward-looking information" for Brookfield Business Partners within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. This Press Release contains words and expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters will tend to identify forward-looking statements. Forward-looking statements in this news release include statements regarding the future performance and operation of the acquired business and growth initiatives relating thereto, including a rebranding of the business. Although Brookfield Business Partners believes that the forward-looking statements it makes are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them or any other forward-looking statements or information in this Press Release. The future performance and prospects of Brookfield Business Partners are subject to a number of known and unknown risks, uncertainties and other factors, many of which are beyond our control. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements in this Press Release are detailed in our documents filed with the securities regulators in Canada and the United States. We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on Brookfield Business Partners' forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

2